

Mail Stop 6010

October 29, 2008

Rod A. Shipman
President and Chief Executive Officer
CPC of America, Inc.
6336 17th Street Circle East
Sarasota, Florida 34243

      RE: CPC of America, Inc.
            Form 10-K for the fiscal year ended December 31, 2007
            Filed on March 17, 2008
            Forms 10-Q for the Quarterly Periods Ended March 31, and June 30, 2008
            File No. 000-24053

Dear Mr. Shipman:

        We have reviewed your response dated October 8, 2008 and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2007

Item 1. Description of Business, page 1

1.   It continues to be unclear from your response to prior comment 1 what services
        CTM Group provides to you. Please revise to provide a more detailed and
        specific discussion of the nature of the "advice and assistance" it provides you "in
        the areas of product acquisition and development." For example, describe the
        consulting services rendered by CTM Group that relate to the "research and
        development of additional applications of [your] proprietary intellectual
        properties" noted on page F-24. Include a discussion of what research and
        development has been conducted, what role CTM Group played in such activities,
        the progress made toward developing these additional applications, and a
        description of the nature of the additional applications.

2.   We note your response to prior comment 4, where you state that you are "no
        longer pursuing human clinical investigations in the United States [because] an
        approved IDE application from the FDA is not required." Please reconcile that
        response with the following:

        ·   the disclosure on page 3 of your proposed amendment to your Form 10-K for
             the fiscal year ended December 31, 2007, where you indicate that you
             submitted an IDE to the FDA on September 5, 2008, which is currently under
             review; and
        ·   the disclosure on page 2 of that same report that you expect to resume human
             clinical trials in the United States subject to the FDA's approval of your
             pending IDE.

        Your response and the disclosure in your filings should provide consistent and
        accurate disclosure regarding what FDA approval is required and the status of any
        pending applications.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 13

Financial Condition, page 14

3.   We note your response to prior comment 11 in our letter dated June 27, 2008. We
        continue to believe that the presentation of adjusted working capital does not meet
        the requirements of Item 10(e)(1) of Regulation S-K without the disclosures
        outlined in the Item and as further discussed in Questions 8 and 13 of the
        Frequently Asked Questions Regarding the Use of Non-GAAP Measures dated
        June 13, 2004. In addition, the non-GAAP measure should clearly be labeled as
        adjusted and reconciled to the most comparable GAAP measure. Please revise
        future filings.

Item 10. Directors and Executive Officers, page 19

4.   Given your response to prior comment 16, please revise the disclosure regarding the terms of your directors to clarify that although each serves for one year and until a successor is elected, you have never conducted an annual meeting of shareholders. Also add any appropriate risk factors related to the inability of your stockholders to exercise their voting rights unless they comply with the demand provisions of the Nevada General Corporate Law referred to in your response.

Item 13. Certain Relationships and Related Transactions, page 27

5.   We reissue prior comment 20 because Item 404(b) of Regulation S-K requires disclosure of your policies and procedures for review, approval or ratification of related-party transactions, rather than "relationships between [you] and any director or director nominee," as stated in your response to that comment.

Item 15. Exhibits and Financial Statement Schedules, page 28

6.   We note your response to prior comment 21. Since your response does not appear to explain why you have not filed any of the "various agreements" that you have with Biomed Research, we reissue the last sentence of that comment.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Item 1. Financial Statements, page F-1

Note 2. Share-based Payments, page F-9

7.   We note you granted 3,190,876 common stock options on April 25, 2008 at an exercise price of $7.90 and 100,000 common stock options on February 11, 2008 at an exercise price of $5.05. We also note that you recorded $7,585,653 of share-based compensation expense during the quarter and six months ended June 30, 2008. Please tell us and disclose in future filings consistent with paragraph 64 of SFAS 123R the method and significant assumptions used to estimate the fair value of awards under share-based payment arrangements.

Note 3. Shareholder's Equity, page F-11

8.   Regarding your response to prior comment 25 in our letter dated June 27, 2008, please tell us and revise future filings to disclose how you determined the value of the beneficial conversion feature for the issuance of Series E preferred shares. We do not see where you have provided a substantial discussion of the relevant guidance in EITF 98-5 and 00-27 for readers to understand how you calculated the beneficial conversion feature.

9.   Please refer to prior comment 26 and the calculation of your net loss available to
        common shareholders in your June 30, 2008 Form 10-Q. We note that in
        presenting your loss per share for the three and six months ended June 30, 2008,
        you included the amount of the beneficial conversion feature on the preferred
        stock similar to a dividend in determining the net loss available to common
        shareholders. As previously noted in our comment, it appears that in calculating
        your net loss available to common shareholders for the three months ended March
        31, 2008 in your March 31, 2008 Form 10-Q you did not deduct the beneficial
        conversion feature as required by paragraph 8 of EITF 98-5. Consistent with the
        presentation in your June 30, 2008 Form 10-Q and paragraph 8 of EITF 98-5,
        please amend your March 31, 2008 Form 10-Q to include the amount of the
        beneficial conversion feature on the preferred stock similar to a dividend in
        determining the net loss available to common shareholders.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 1

10.   We note your response to prior comments 7 and 27. Please confirm that you will
        provide in all applicable future filings a discussion of how the FDA acted on the
        IDE supplement you submitted on September 5, 2008, and any other supplements
        or applications that you submit after that time.

Item 4. Controls and Procedures, page 5

11.   We note your statement that "[i]n designing and evaluating the disclosure controls
        and procedures, management recognizes that any controls and procedures, no
        matter how well designed and operated, can provide only reasonable assurance of
        achieving the desired control objectives." Please revise future filings to state
        clearly, if true, that your principal executive officer and principal financial officer
        concluded that your disclosure controls and procedures are effective at that
        reasonable assurance level. In the alternative, remove the reference to the level of
        assurance of your disclosure controls and procedures. Please refer to Section
        II.F.4 of Management's Reports on Internal Control Over Financial Reporting and
        Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
        33-8238, available on our website at <http://www.sec.gov/rules/final/33-
        8238.htm>.

Exhibit 31.1

12.   We note the revisions to Exhibit 31.1 in response to prior comment 30 in our
        letter dated June 27, 2008. We note that you continue to add the word "quarterly"
        in paragraphs 2 and 3 of the certification. In future filings, please include a
        certification that is consistent with Item 601(b)(31)(i) of Regulation S-K.

Acknowledgements

13.   We note that the acknowledgements previously requested in our June 27, 2008
        comment letter were included within the response letter signed by the company's
        legal counsel dated October 8, 2008. Please provide the acknowledgments in a
        separate letter signed by an authorized company representative.

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

        You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or me at
(202) 551-3604 if you have questions regarding comments on the financial statements
and related matters. You may also contact Brian Cascio, Branch Chief, at (202) 551-
3676. Please contact Geoffrey Kruczek, Staff Attorney, at (202) 551-3641, or Tim
Buchmiller, Staff Attorney, at (202) 551-3635 with any other questions.

                                                Sincerely,

                                                Kate Tillan
                                                Assistant Chief Accountant

cc: Daniel K. Donahue, esq.